Exhibit 12.1

Foster Wheeler Ltd.
Statement of Computation of Consolidated Ratio of
Earnings to Fixed Charges
(in thousands of dollars)

	Nine Months Ended

	September 30, 2005	September 24, 2004

Earnings/(Loss):
Net income/(loss)	$12,413	$(189,933)
Provision for income taxes	38,471	42,686
Total fixed charges	49,695	86,066
Capitalized interest amortized	1,715	1,715
Equity earnings on non-consolidated affiliated companies accounted for by the equity method, net of dividends	(9,730)	(10,780)

	$92,564	$(70,246)

Fixed Charges:
Interest expense	$41,412	$77,554
Imputed interest on non-capitalized lease payment (1)	8,283	8,512

	$49,695	$86,066

Ratio of Earnings to Fixed Charges (2)	1.86	—

(1)	The percentage of rent included in the calculation is a reasonable approximation of the interest factor.
(2)	Earnings are inadequate to cover fixed charges for the nine months ending September 24, 2004. The coverage deficiency is $156,312.

Note: The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would be the same as the consolidated ratio of earnings to fixed charges for the periods indicated.